Filed by Willow Grove Bancorp, Inc.
                                                   (Commission File No. 0-49706)

                               Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                    Subject Company: Chester Valley Bancorp Inc.
                                                   (Commission File No. 0-18833)

January 20, 2005

To our employees,

We have some exciting news to share! This afternoon, Willow Grove Bancorp, Inc. announced that it is acquiring Chester Valley Bancorp Inc. This dynamic partnership will create a whole new range of benefits for our customers, business partners, and employees.

Chester Valley Bancorp Inc. is the holding company for two main subsidiaries:
First Financial Bank, a commercial bank, and Philadelphia Corporation for Investment Services, a full-service broker/dealer. First Financial Bank is headquartered in Downingtown, Pa., with $644 million in assets. Its 13 full-service branches are strategically located throughout Chester County, one of the fastest-growing counties in Pennsylvania. The bank has long been known for outstanding customer service and its full complement of products and services, which encompass retail, commercial banking, brokerage services, and trust and wealth management.

The acquisition of Chester Valley Bancorp Inc. will position Willow Grove Bancorp, Inc. as the 5th largest bank headquartered in Southeast Pennsylvania. This exciting partnership will further expand our opportunity to provide financial services to retail and commercial customers along the booming Route 202 corridor. Together we will bring a range of consumer and commercial banking products, a 27-branch retail network, and the local presence and high touch that our respective customers have come to know and expect from both banks.

This is a merger strategically unlike any other in the Philadelphia area. For all intents and purposes, it is a merger where the value of the combined entity is expected to greatly exceed the value of the individual parts. With the combination of our two great community banks, we expect to create a much stronger, more powerful regional bank--but one that retains its tight ties to the local community. Opportunities to expand relationships with our respective customers and penetrate new markets will be plentiful upon completion of this deal.

In addition, this merger will position us for new growth and new career opportunities. We firmly believe the need for locally-based community banks has never been greater. Large `mega-banks' with institutional owners and remote decision makers simply can't provide the same level of service that we will be able to provide as an expanded bank with more branches, broader product offerings, and additional management. Our plan is to use both sides of the house to find new growth opportunities in the months and years to come.

As you know, last year I announced that I would be retiring as President and CEO, and that we were starting a search to find my replacement. I am delighted to announce that Donna M. Coughey, President and CEO of Chester Valley Bancorp Inc., has agreed to lead the new organization as President and CEO. Donna, who previously served as Chairwoman and Chief Executive Officer of Mellon Bank of Delaware, is one of the area's most respected community bankers. She brings big bank experience, as well as a tremendous sensitivity to the needs and desires of our community and customers. In addition, one of her primary objectives will be to ensure that all employees feel a part of the new organization, regardless of which side of the house they come from. Reflecting this, the leadership team that has been selected to support her will be fairly equally divided between Willow Grove Bank and First Financial Bank executives. I will remain an active and visible member of the Board of Directors, and I look forward to continuing to work with all of you, and to watching as your careers flourish in the combined company.

As part of the acquisition, we will be naming local leaders within our respective market territories. In line with that, I am proud to announce that John Powers will serve as Regional President to lead the Willow Grove Bank Division. I am certain that he will be successful in his new, expanded role. John has been my confidante and `go-to' guy for many years, and he has often filled in for me at community events. All Willow Grove employees should be proud that one of their own--a well-respected leader within the bank and the community--has scored such a major achievement as part of this acquisition. Congratulations, John!

I am sure that all of you are wondering what this merger means to you as employees. As with any merger, there will be some redundancies between the companies and one benefit of a combination is a reduction in administrative expenses. At this time, the banks are just beginning to develop an integration plan. However, I want to assure you that we are working hard to minimize the impact of any consolidation initiatives. Both banks are immediately implementing a hiring freeze in order to let employee attrition provide a cushion. Affected employees will be given opportunities to apply for other open positions within the new organization. Additionally, we will provide a safety net in the form of a severance program for displaced employees.

For now, many of our operations will continue with business as usual. Our branches will still operate under the Willow Grove name (although we will be evaluating new names for the holding company in the near future). We will continue to focus on serving customers and, above all else, providing the local touch and care customers have come to expect from each and every one of us.

This is a tremendous opportunity for all of our stakeholders: customers, shareholders, and employees! Chester Valley is an excellent strategic fit for Willow Grove, and I'm gratified to be able to execute this transaction. Today's accomplishments will have an impact on the communities we serve for decades to come, and I am excited about this new chapter in our history. It opens new doors in our quest to become the premier locally-based community bank in a newly expanded market.

We will be communicating with you frequently during this transaction. We hope you take this opportunity to help us advance the bank, and continue our tradition of service to customers, and our commitment to employees in the months to come.

Best regards,


/s/ Frederick A. Marcell Jr.
--------------------------------------------
Frederick A. Marcell Jr.
President and CEO


FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Willow Grove Bancorp and Chester Valley Bancorp, combined operating and financial data, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Willow Grove Bancorp and Chester Valley Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Willow Grove Bancorp's and Chester Valley Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended September 30, 2004. This message speaks only as of its date, and Willow Grove Bancorp and Chester Valley Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the SEC. WILLOW GROVE BANCORP AND CHESTER VALLEY BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Willow Grove Bancorp and Chester Valley Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Willow Grove Bancorp by calling Christopher E. Bell or from Chester Valley Bancorp by calling Joseph Crowley.

PARTICIPANTS IN SOLICITATION. Willow Grove Bancorp, Chester Valley Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participants in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participants in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Willow Grove Bancorp and Chester Valley Bancorp in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.